March 25, 2014
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attn: Anu Dubey, Esq.

Re:	Allianz Funds Multi-Strategy Trust (Registration Nos. 333-148624 and 811-22167)—Response to Comment Relating to Prior Related Performance Information on Post-Effective Amendment No. 56
Dear Ms. Dubey:
I am writing on behalf of Allianz Funds Multi-Strategy Trust (the “Trust”) to respond to a comment by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Post-Effective Amendment No. 56 (the “485(a) Amendment”) to the Trust’s Registration Statement on Form N-1A. The Trust filed the 485(a) Amendment pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on January 31, 2014 in connection with the Trust’s annual update to its registration statement. We received an oral comment from you regarding information contained in the section of the prospectus titled “Prior Related Performance Information” within the 485(a) Amendment via telephone on March 20, 2014. A summary of your comment and the Trust’s response is set forth below. This response will be reflected, to the extent applicable, in Post-Effective Amendment No. 57 (the “485(b) Amendment”) to the Trust’s Registration Statement, which the Trust expects to file on or around March 28, 2014, pursuant to Rule 485(b) under the Securities Act.
We note that, on our March 20th call, you also provided other comments regarding the 485(a) Amendment, in addition to the comment to which we are responding via this correspondence. Summaries of those other comments and the Trust’s responses thereto will be set forth in separate correspondence, and to the extent applicable, will be reflected in the 485(b) Amendment, which the Trust expects to file on or around March 28, 2014.

Prospectus
1.	Comment: The Staff notes that the Trust intends to update by amendment the section titled “Prior Related Performance Information,” and requests that the Trust submit composite and benchmark index performance data for the since inception and 1-,
3-, 5-, and 10-year periods, as applicable, to the Staff via correspondence, prior to the filing of the 485(b) Amendment.
Response: The Trust has attached the updated composite and benchmark index performance data in substantially the form and content that will be included in the 485(b) Amendment as Appendix A to this correspondence.
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Tandy Representation
On behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.
* * * * *
Please do not hesitate to call me at 212-739-3213, if you have any questions or require additional information.
Sincerely,
/s/ Angela Borreggine
Angela Borreggine,
Director and Senior Counsel
Allianz Global Investors U.S. LLC

CC:	Julian F. Sluyters
Thomas J. Fuccillo, Esq.
David C. Sullivan, Esq.

Appendix A
AllianzGI U.S.’s Prior Related Performance Information for periods ending 12/31/13:

AllianzGI Best Styles Global Equity Fund
	Systematic Equity Global	Systematic Equity Global
	Best Styles All country	Best Styles All country	MSCI All Country
Year	Composite (Net of Fees)	Composite (Gross of Fees)	World Index
Since Inception(1)	12.17	12.68	10.28
10-Year	—	—	—
5-Year	—	—	—
3-Year	11.88	12.39	9.73
2013	26.23	26.80	22.80

(1)	Inception date 4/1/2010

AllianzGI Dynamic Emerging Multi-Asset Fund
	Allianz Dynamic Emerging	Allianz Dynamic Emerging	MSCI Emerging
Year	Multi Asset I (Net of Fees)	Multi Asset I (Gross of Fees)	Markets Index
Since Inception(1)	-10.18	-9.30	-2.73
10-Year	—	—	—
5-Year	—	—	—
3-Year	—	—	—
2013	-6.67	-5.75	-2.60
2012	10.13	11.20	18.22

(1)	Inception date 7/31/2011

AllianzGI Global Fundamental Strategy Fund
Allianz Global
	Fundamental Strategy - D	Allianz Global Fundamental	USD Overnight
Year	(Net of Fees)	Strategy - D (Gross of Fees)	LIBOR Index
Since Inception(1)	2.77	4.14	0.11
10-Year	—	—	—
5-Year	—	—	—
3-Year	—	—	—
2013	—	—	—

(1)	Inception date 2/28/2013

A-1

AllianzGI Short Duration High Income Fund
			BofA Merrill Lynch
			1-3 Year BB US
	Short Duration High Yield	Short Duration High Yield	Cash Pay High
Year	Composite (Net of Fees)	Composite (Gross of Fees)	Yield Index
Since Inception(1)	6.36	6.54	8.29
10-Year	—	—	—
5-Year	—	—	—
3-Year	5.73	5.93	6.69
2013	4.73	5.00	5.58

(1)	Inception date 11/1/2009

AllianzGI China Equity Fund
	China Equity Composite	China Equity Composite
Year	(Net of Fees)	(Gross of Fees)	MSCI China Index
Since Inception(1)	11.52	13.52	7.84
10-Year	11.59	13.58	12.39
5-Year	13.06	15.05	12.00
3-Year	-1.32	0.45	1.25
2013	7.74	9.71	3.64

(1)	Inception date 12/31/1997

Correction
2011	-23.34	-22.03	-18.41

AllianzGI Disciplined Equity Fund
	Disciplined U.S. Core	Disciplined U.S. Core
Year	Composite (Net of Fees)	Composite (Gross of Fees)	S&P 500 Index
Since Inception(1)	10.90	11.27	9.08
10-Year	8.36	8.75	7.41
5-Year	17.24	17.67	17.94
3-Year	11.13	11.57	16.18
2013	25.28	25.99	32.39

(1)	Inception date 1/31/1994

A-2

AllianzGI Redwood Fund
	Redwood
	Equity	Redwood Equity	BofA Merrill Lynch
	Composite	Composite (Gross	3-Month U.S.	S&P 500
Year	(Net of Fees)	of Fees)	Treasury Bill Index	Index
Since Inception(1)	8.37	9.09	0.14	15.87
10-Year	—	—	—	—
5-Year	8.77	9.50	0.12	17.94
3-Year	3.28	3.98	0.10	16.18
2013	7.10	7.88	0.07	32.39

(1)	Inception date 10/31/2008

AllianzGI Structured Alpha Fund
	Structured Alpha 500	Structured Alpha 500	BofA Merrill Lynch 3-
	Composite (Net of	Composite (Gross of	Month U.S. Treasury Bill
Year	Fees)	Fees)	Index
Since Inception(1)	6.27	8.18	1.63
10-Year	—	—	—
5-Year	5.78	8.15	0.12
3-Year	3.99	5.53	0.10
2013	5.61	8.05	0.07

(1)	Inception date 9/1/2005

A-3